Exhibit 99.1

1240 Phillips Square

Montreal, Québec

Canada, H3B 3H4

August 13, 2013

To Our Shareholders:

On behalf of the Board of Directors of Birks & Mayors Inc. (the “Company”), I cordially invite you to attend the Annual and Special Meeting of Shareholders of the Company (the “Meeting”) to be held at the Fairmont The Queen Elizabeth Hotel (St-Charles Conference Room), 900 René-Lévesque Boulevard West, Montreal, Québec, H3B 4A5 on Thursday, September 12, 2013, at 9:00 a.m. A notice of the Meeting, form of proxy, and a management proxy circular containing information about the matters to be acted on at the Meeting are enclosed.

We urge you to attend the Meeting. It is an excellent opportunity for the Company’s management to discuss the Company’s progress with you in person.

It is important that your shares be represented at the Meeting, whether in person or by proxy. To facilitate your participation in the Meeting, regardless of whether you plan to attend in person, please complete, sign, date, and promptly return the enclosed proxy. If you attend the Meeting, even if you have previously returned your form of proxy, you may revoke your proxy at that time and vote in person by following the procedures set forth in the management proxy circular.

We look forward to seeing you on September 12.

Yours truly,

/s/ Lorenzo Rossi di Montelera

Count Lorenzo Rossi di Montelera

Chairman of the Board

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To be held on Thursday, September 12, 2013

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of Shareholders of BIRKS & MAYORS INC. (the “Company”) will be held at the Fairmont The Queen Elizabeth Hotel (St-Charles Conference Room), 900 René-Lévesque Boulevard West, Montreal, Québec, H3B 4A5 on Thursday, September 12, 2013, at 9:00 a.m., for the purposes of:

(1)	receiving the consolidated financial statements for the fiscal year ended March 30, 2013, together with the auditors’ report thereon;

(2)	electing a board of nine directors to serve until the next annual meeting of shareholders;

(3)	appointing KPMG LLP as auditors and authorizing the directors to fix their remuneration;

(4)	approving the articles of amendment of the Company to change its corporate name; and

(5)	transacting such other business as may properly be brought before the Meeting.

The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Only holders of record of Class A voting shares or Class B multiple voting shares of the Company at the close of business on August 2, 2013 will be entitled to vote at the Meeting.

By Order of the Board of Directors,

/s/ Miranda Melfi

Miranda Melfi

Vice President, Legal Affairs &

Corporate Secretary

Montreal, Québec – August 13, 2013

ALL SHAREHOLDERS ARE INVITED TO ATTEND THE ANNUAL AND SPECIAL MEETING IN PERSON. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT AT THE MEETING ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PROXIES MUST BE RECEIVED AT THE REGISTERED OFFICE OF THE TRANSFER AGENT OF THE COMPANY NOT LESS THAN 48 HOURS PRIOR TO THE MEETING. SHAREHOLDERS WHO EXECUTE A PROXY CARD MAY NEVERTHELESS ATTEND THE ANNUAL AND SPECIAL MEETING, REVOKE THEIR PROXY, AND VOTE THEIR SHARES IN PERSON.

MANAGEMENT PROXY CIRCULAR

IN CONNECTION WITH

THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

SEPTEMBER 12, 2013

MANAGEMENT PROXY CIRCULAR

Solicitation of Proxies

This Management Proxy Circular (the “Circular”), which is being mailed to shareholders on or about August 13, 2013, is furnished in connection with the solicitation by management of Birks & Mayors Inc. (the “Company”), whose principal executive office is located at 1240 Phillips Square, Montreal, Québec, Canada, H3B 3H4, of proxies to be used at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”) to be held on September 12, 2013 at the time and place and for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders, or any adjournment thereof.

The cost of preparing, assembling and mailing this Circular, the Notice of the Annual and Special Meeting of Shareholders, and the enclosed proxy will be borne by the Company, as well as the cost of the solicitation of any proxies except as otherwise noted herein. In addition to the primary use of mail, the Company’s employees may also solicit proxies personally, by telephone or other means of telecommunications. The Company’s employees will receive no compensation for soliciting proxies other than their regular salaries. The Company has hired Georgeson Inc. to assist it in soliciting proxies for an anticipated fee of $6,000 plus out-of-pocket expenses. The Company may request banks, brokers, and other custodians, nominees and fiduciaries to forward copies of the proxy material to their principals and to request authority for the execution of proxies. The Company may reimburse such persons for their expenses in so doing.

References

Unless the context otherwise requires, the terms “Birks & Mayors” and the “Company” are used in this Circular to refer to Birks & Mayors Inc., a Canadian corporation, and its subsidiaries on a consolidated basis. In addition, the term “Mayors” refers to Mayor’s Jewelers, Inc. and its wholly-owned subsidiary, Mayor’s Jewelers of Florida, Inc., and “the merger” refers to the merger of Mayors with a wholly-owned subsidiary of the Company, as approved by the shareholders of Mayors on November 14, 2005. The term “Birks” refers to Henry Birks & Sons Inc., the legal name of Birks & Mayors prior to the merger.

Unless otherwise indicated, all monetary references in this Circular are denominated in U.S. dollars; references to “dollars” or “$” are to U.S. dollars and references to “Cdn$” or “Canadian dollars” are to Canadian dollars.

Within this Circular, the Company’s fiscal years ended March 26, 2011, March 31, 2012 and March 30, 2013 are referred to as fiscal year 2011, 2012 and 2013, respectively. The Company’s fiscal year ends on the last Saturday in March of each year. Fiscal years ended 2013 and 2011 consisted of 52 weeks (reported in four 13-week periods), while fiscal year 2012 consisted of 53 weeks (reported in one 14-week period and three 13-week periods).

Appointment of Proxyholders and Revocation of Proxies

A shareholder may appoint as proxyholder a person other than the persons named in the accompanying form of proxy to attend and vote at the Meeting in his or her stead, and may do so by inserting the name of such other person, who need not be a shareholder, in the blank space provided in the form of proxy or by completing another proper form of proxy.

In order for proxies to be recognized at the Meeting, the completed forms of proxy must be received at the office of the Company’s transfer agent, Computershare Trust Company N.A., P.O. Box 43070, Providence, Rhode Island 02940, not less than 48 hours prior to the Meeting.

A shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument of revocation in writing at the principal place of business of the Company, 1240 Phillips Square, Montreal, Québec, Canada, H3B 3H4, at any time up to and including the last business day preceding the day of the Meeting or an adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or an adjournment thereof but prior to the use of the proxy at the Meeting.

Purposes of the Annual and Special Meeting

At the Meeting, the Company’s shareholders will receive the consolidated financial statements of the Company for fiscal year 2013, together with the auditors’ report thereon and will consider and act upon the following matters:

1.	electing a board of nine directors to serve until the next annual meeting of shareholders;

2.	appointing KPMG LLP as auditors and authorizing the directors to fix their remuneration;

3.	approving the articles of amendment of the Company to change its corporate name; and

4.	transacting such other business as may properly be brought before the Meeting.

The persons whose names are printed on the accompanying form of proxy will, on a show of hands or any ballot that may be called for, vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. If no choice is specified by the shareholder, the shares will be voted “FOR” the election of each of the nominees for directors set forth in this Circular under the heading “Election of Directors”, “FOR” the appointment of KPMG LLP as auditors as set forth in this Circular under the heading “Appointment and Remuneration of the Company’s Auditors”, and “FOR” approval of the articles of amendment of the Company to change its corporate name as set forth in this Circular under the heading “Approval of the Articles of Amendment”.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and to other matters which may properly come before the Meeting. As at the date of this Circular, management knows of no such amendment, variation or other matters to come before the Meeting. If any matters which are not now known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters in accordance with their judgment.

Additional Information

The Company’s financial information is included in its consolidated financial statements for fiscal year 2013. Copies of these financial statements will be available at the Meeting. They can also be obtained upon request to the Secretary of the Company at its principal executive office (1240 Phillips Square, Montreal, Québec H3B 3H4, fax: (514) 397-2537), or on EDGAR at www.sec.gov.

The Company’s Class A Voting Shares, Class B Multiple Voting Shares and Preferred Shares

The Company is currently authorized to issue an unlimited number of Class A voting shares without nominal or par value, an unlimited number of Class B multiple voting shares without nominal or par value, and an unlimited number of preferred shares without nominal or par value, issuable in series. As at August 2, 2013, the Company had 7,175,641 Class A voting shares outstanding, 7,717,970 Class B multiple voting shares outstanding, and no preferred shares outstanding. As concerns voting at the Meeting:

•	each Class A voting share will entitle the holder thereof to one (1) vote at the Meeting; and

•	each Class B multiple voting share will entitle the holder thereof to ten (10) votes at the Meeting.

Accordingly, each holder of Class A voting shares will be entitled to one (1) vote, and each holder of Class B multiple voting shares will be entitled to ten (10) votes, at the Meeting for each such share, as the case may be, registered in his or her name at the close of business on August 2, 2013, being the date fixed by the Company’s Board of Directors (“Board of Directors” or “Board”) for the determination of the registered holders of such shares who are entitled to receive the Notice of the Annual and Special Meeting of Shareholders enclosed with this Circular (the “Record Date”).

The Company will prepare, no later than ten days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date. This list of shareholders will be available for inspection during usual business hours at the registered office of the Company and at the Meeting.

A quorum for the Meeting shall be persons present being not less than two (2) in number and holding or representing by proxy at least 50% of the total voting rights attached to the issued and outstanding shares entitled to vote at the Meeting.

The chairman of the Meeting may, with the consent of the Meeting, adjourn the Meeting to a fixed time and place. If the Meeting is adjourned for less than 30 days, it is not necessary to give notice of the adjourned meeting other than by announcement at the Meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and if a quorum is present at the Meeting. The persons who formed a quorum at the Meeting are not required to form a quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the Meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the Meeting in accordance with the notice calling same.

Prior to the Meeting, the Company’s transfer agent, Computershare Trust Company N.A., shall determine the number of Class A voting shares and Class B multiple voting shares represented at the Meeting, and the validity and effect of proxies, and shall receive, count, and tabulate ballots and votes, and determine the results from the Meeting.

A broker or nominee holding shares registered in its name, or in the name of its nominee, which are beneficially owned by another person and for which it has not received instructions as to voting from the beneficial owner, may have discretion to vote the beneficial owner’s shares with respect to the election of each of the directors and other matters addressed at the Meeting. Any such shares that are not represented at the Meeting, either in person or by proxy, will not be considered to have cast votes on any matters addressed at the Meeting.

Code of Ethics and Code of Conduct

The Company’s Board of Directors has adopted a code of ethics that applies to the Company’s Chief Executive Officer, Chief Financial Officer, Treasurer and Controller. The current version of such code of ethics can be found at www.birksandmayors.com. The Company’s Board of Directors has also adopted a Code of Conduct that applies to all employees of the Company. The Code of Conduct is available upon written request to Birks & Mayors Inc., Attention: Corporate Secretary, 1240 Phillips Square, Montreal, Canada, H3B 3H4.

Major Holders of Class A Voting Shares and Class B Multiple Voting Shares

The following table sets forth, as of June 30, 2013, information regarding the beneficial ownership of the voting securities of the Company by each person or entity that beneficially owns an aggregate of 5% or more of the Company’s outstanding Class A voting shares and/or Class B multiple voting shares. Unless otherwise indicated in the table, each of the individuals named below has, to the Company’s knowledge, sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 7,115,641 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on June 30, 2013, adjusted, where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under the rules of the United States Securities and Exchange Commission (“SEC”). Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares, as the case may be, as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Circular of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of June 30, 2013 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purposes of calculating the percentage owned by any other person listed.

Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Class A Voting Shares Beneficially Owned
Goldfish Trust(2)	10,818,058	72.9%
Rohan Private Trust Company Limited(3)	10,818,058	72.9%
Thomas A. Andruskevich(4)	432,009	5.8%
Montrovest B.V.(5)	10,818,058	72.9%
Prime Investments S.A.(6)	1,536,047	21.6%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite his or her name.
(2)	Includes 10,818,058 Class A voting shares, of which 7,717,970 Class A voting shares to which Montrovest B.V. (“Montrovest”) would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. The shares held by Montrovest are beneficially owned by Goldfish Trust. Dr. Rossi di Montelera, the Company’s Chairman of the Board of Directors, is a beneficiary of Goldfish Trust. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share.
(3)	Trustee of Goldfish Trust. Includes 10,818,058 Class A voting shares, of which 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. The shares held by Montrovest are beneficially owned by Goldfish Trust. Dr. Rossi di Montelera is a beneficiary of Goldfish Trust. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share.
(4)	Includes (A) options and stock appreciation rights (“SARs”) to purchase 260,334 Class A voting shares, (B) warrants to purchase 131,209 Class A voting shares, and (C) 40,466 Class A voting shares.
(5)	Includes 10,818,058 Class A voting shares, of which 7,717,970 Class A voting shares, to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. The Class B multiple voting shares entitle the holder to ten votes for each Class B multiple voting share held and each Class B multiple voting share is convertible into one Class A voting share.
(6)	The Company has been advised that Asiya Trust Co. PTE. Ltd., as trustee of the Beech Settlement trust, exercises voting and investment control over the securities held of record by Prime Investments SA.

PROPOSAL 1:

ELECTION OF DIRECTORS

The Company’s articles of incorporation stipulate that the Board of Directors shall consist of a minimum of three directors and a maximum of 15 directors, and that a director’s term of office is from the date of the meeting at which he or she is elected or appointed until the next annual shareholders’ meeting following his or her election or appointment, or until such time as his or her successor is otherwise elected or appointed. The Company’s Board of Directors currently consists of eight persons. Management is proposing a total of nine nominees for election which consist of the current Board of Directors and an additional nominee, Mr. Davide Barberis Canonico, to hold office until the next succeeding annual meeting of shareholders of the Company or until their successors are otherwise elected or appointed.

Except where the authority to vote in favour of the directors is withheld, the persons whose names are printed on the form of proxy intend to vote “FOR” the election of each of the ninenominees whose names are set forth in the following table. While the Company has no reason to believe that any of the management nominees for election as a director will be unable or unwilling to serve if elected, if any of the nominees is for any reason unavailable to serve as a director, proxies received in favor of the management nominees will be voted for another nominee in the discretion of the persons named in the form of proxy unless the shareholder has specified in the proxy that his shares are to be withheld from voting on the election of directors. The Company’s Board of Directors recommends a vote “FOR” each of the management nominees for election as directors for the term specified above.

Information Regarding the Directors

The following sets forth information regarding each of the nine nominees for election as directors, as of June 30, 2013:

				As of June 30, 2013 Control or Direction of the Company is Exercised by Means of(1)
Name	Age	Position or office with Company	Director Since	Aggregate of Class A voting shares (2)		Options to Purchase Shares		Percentage of Class A Voting Shares Beneficially Owned
Dr. Lorenzo Rossi di Montelera(3)	72	Chairman of the Board and Director	March 1993	—	(4)	6,738	(5)	*	(4)
Jean-Christophe Bédos(3)	49	President and Chief Executive Officer and Director	April 2012	—		50,000	(6)	*
Davide Barberis Canonico	47	—	—	—		—		—
Emily Berlin(7)(9)	66	Director	Nov. 2005	46,952		869	(10)	*
Shirley A. Dawe(8)	67	Director	Nov. 1999	1,545		—		*
Elizabeth M. Eveillard(3)(8)	66	Director	Nov. 2005	89,558		1,738	(11)	1.3%
Louis L. Roquet(7)(9)	70	Director	Aug. 2007	—		—		—
Niccolò Rossi di Montelera (3)	40	Director	Sept. 2010	—		—		—
Guthrie J. Stewart(7)(8)(9)	57	Director	Oct. 2010	—		—		—

*	Less than 1%
(1)	This information, not being within the knowledge of the Company, was furnished by the respective nominees individually.
(2)	All shares listed in this column are Class A voting shares.
(3)	Member of the executive committee.
(4)	Dr. Rossi di Montelera is a beneficiary of Goldfish Trust. Goldfish Trust beneficially owns or controls 10,818,058 Class A voting shares, of which 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. Holders of Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Dr. Rossi di Montelera expressly disclaims beneficial ownership over the shares held by Montrovest.
(5)	Includes (A) options to purchase 1,738 Class A voting shares of the Company exercisable at prices of $7.14 and $8.98 per share and expire either on January 1, 2014 or January 1, 2015, and (B) an option to purchase 5,000 Class A voting shares at an exercise price of Cdn$7.73 per share and expires on April 23, 2014. Dr. Rossi di Montelera is a beneficiary of Goldfish Trust. Goldfish Trust beneficially owns or controls 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest in addition to 3,100,088 Class A voting shares. Holders of Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting shares held. Dr. Rossi di Montelera expressly disclaims beneficial ownership over the shares held by Montrovest.
(6)	Includes an option to acquire 150,000 Class A voting shares, exercisable at a price of $1.04 per share and which expires on January 4, 2022. The option vests over a period of three (3) years beginning on January 4, 2012 and currently 50,000 are vested and included in the table above. An option to purchase 100,000 Class A voting shares was granted, exercisable at a price of $0.84 per share and which expires on April 18, 2023, has not yet vested and has not been included in the table above. This option will vest over a period of three (3) years beginning on April 18, 2013.
(7)	Member of the audit committee.
(8)	Member of the compensation committee.
(9)	Member of the corporate governance committee.
(10)	Includes an option to purchase 869 Class A voting shares of the Company exercisable at a price of $8.98 per share. This option is exercisable and expires on January 1, 2014.
(11)	Includes options to purchase 1,738 Class A voting shares of the Company exercisable at prices of $7.14 and $8.98 per share. These options are exercisable and expire either on January 1, 2014 or January 1, 2015.

Director Nominees

Dr. Lorenzo Rossi di Montelera, age 72, has served as Chairman of the Company’s Board of Directors since 1993 and, prior to the merger, Dr. Rossi di Montelera served on the board of directors of Mayors. He is also on the board of directors of Azimut S.p.A. and the Advisory Board of the Global Leadership Institute of New York. Dr. Rossi di Montelera is also a director of Gestofi, S.A. and a beneficiary of Goldfish Trust that beneficially owns or controls all of the shares of the Company held by Montrovest. Dr. Rossi di Montelera is the father-in-law of Mr. Carlo Coda-Nunziante who is the Company’s Vice President, Strategy. Dr. Rossi di Montelera is also the father of Mr. Niccolò Rossi di Montelera who, as an employee of Gestofi S.A., provides consulting services to the Company.

Jean-Christophe Bédos, age 49, was appointed to the Company’s Board of Directors on April 19, 2012. He was our Chief Operating Officer from January 2012 to March 2012 and became our President and Chief Executive Officer on April 1, 2012. He has over 25 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweller Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewellery industry at Cartier in 1988.

Davide Barberis Canonico, age 47, has been a member of the board of directors of Mayors since November 2005. Mr. Barberis Canonico has been President and Chief Executive Officer of Manifattura di Ponzone S.p.A., an Italian family-owned company in the textile industry, since 1998. He is also a member of the Board of Sinterama S.p.A., a company in the textile industry with manufacturing facilities worldwide, since 2001. He is a member of the Supervisory Board of Montrovest B.V.

Emily Berlin, age 66, has been a member of the Company’s Board of Directors since November 2005. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005. She was a Senior Managing Director of Helm Holdings International from 2001 to December 2012, which is a member of a diversified privately owned group of companies operating principally in Central and South America where she focused principally on the banking and energy sectors. Since January 2013, Ms. Berlin has been serving as a strategic consultant to SoEnergy International Inc., an affiliate of Helm Holdings International, operating in the energy sector and to Deer Isle Capital LLC, an advisory firm that focuses on growth and catalyst capital. She also serves on the board of the International Women’s Forum Florida. From 1974 to 2000, she was a member of the law firm Shearman & Sterling, becoming a partner in 1981.

Shirley A. Dawe, age 67, has been a member of the Company’s Board of Directors since 1999. She is also a Corporate Director and has been President of Shirley Dawe Associates Inc., a Toronto-based management consulting company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the boards of directors of numerous public and private companies in Canada and the United States.

Elizabeth M. Eveillard, age 66, has been a member of the Company’s Board of Directors since November 2005. She was a member of the board of directors of Mayors from August 2002 until November 14, 2005, and is an independent consultant with over 30 years of experience in the investment banking industry. From 2000 to 2003, she was a consultant and Senior Managing Director, Retailing and Apparel Group, Bear, Stearns & Co., Inc. From 1988 to 2000, she served as Managing Director and Head of the Retailing Group, PaineWebber Incorporated. From 1972 to 1988 she held various positions at Lehman Brothers, including Managing Director in the Merchandising Group. She serves as a director of numerous non-profit organizations.

Louis L. Roquet, age 70, has been a member of the Company’s Board of Directors since August 8, 2007. Mr. Roquet has been Managing Director of Cevital Spa, a large Algerian manufacturer of food products, since January 2012. Mr. Roquet has served as General Manager of the City of Montréal from January 2010 to January 2012. From April 2004 to October 2009, he was President and Chief Operating Officer of Desjardins Venture Capital and was responsible for managing Desjardins’ venture capital funds together with those of Capital Régional and Coopératif Desjardins, a publicly-traded company established in 2001 with an authorized capitalization of $1.0 billion. From 2002 to 2004, Mr. Roquet served as President and General Manager of Société des alcools du Québec (“SAQ”),

Québec’s Liquor Board. Prior to 2002 he held the title of President and Chief Executive Officer of Investissement Québec, Secretary General of the City of Montréal and General Manager of Montréal Urban Community. He also serves as a director of numerous non-profit organizations.

Niccolò Rossi di Montelera, age 40, was elected to the Company’s Board of Directors on September 23, 2010. Mr. Rossi di Montelera has been a consultant for Gestofi S.A. since August 2009 and provides consulting services to the Company in the areas of e-commerce, new product and brand development and wholesale in addition to being involved with the Company’s business development activities and strategic initiatives. From 2007 to 2009, he served as the Company’s Group Divisional Vice President responsible for product development, wholesale and e-commerce. From 2005 to 2006, he served as the Company’s Group Director responsible for product development. From 2002 to 2003, he worked at Regaluxe Investments SA and was responsible for the North American business development for Royale de Champagne and from 1999 to 2002, he was a Project Leader for Ferrero Group. He was a member of the Supervisory Board of Directors of Montrovest B.V. until June 30, 2012. Mr. Rossi di Montelera is the son of Dr. Rossi di Montelera, the Company’s Chairman of the Board, and is the brother-in-law of Mr. Carlo Coda-Nunziante who is the Company’s Vice President, Strategy.

Guthrie J. Stewart, age 57, was appointed to the Company’s Board of Directors on October 15, 2010. Mr. Stewart is a corporate director. From 2001 to 2007, he was a partner of EdgeStone Capital Partners, a Canadian private equity firm. From 1992 to 2000, he served principally as Group EVP Global Development and President and Chief Executive Officer of the Canadian operations of Teleglobe Inc. From 1987 to 1992, he was the Vice President, Legal and Corporate Development of BCE Mobile Inc. (currently Bell Mobility) and from 1979 to 1986, Mr. Stewart was a corporate, commercial and securities lawyer at Osler, Hoskin & Harcourt. Mr. Stewart also has been and currently is a member of a number of other corporate boards and advisory boards.

Director Independence, Compensation, Meeting Participation and Other Information

Director Independence

Our Board of Directors has determined that five of our nine directors (Emily Berlin, Shirley A. Dawe, Elizabeth Eveillard, Louis L. Roquet and Guthrie J. Stewart) qualify as independent directors within the meaning of Section 803A of the NYSE MKT LLC (“NYSE MKT”) Company Guide.

All of the directors on the Company’s compensation, corporate governance and audit committees are independent. We are a “controlled company” (one in which more than 50% of the voting power is held by an individual, a group or another company) within the meaning of the rules of the NYSE MKT. Accordingly, we are not required under the NYSE MKT rules to have a majority of independent directors, a nominating and corporate governance committee, and a compensation committee (each of which, under the NYSE MKT rules, would otherwise be required to be comprised entirely of independent directors). Since November 2005, our Board of Directors has been comprised of a majority of independent directors, except for fiscal year 2013 following the appointment of Mr. Bédos, our President and Chief Executive Officer, as an additional director of the Company, during which period our Board of Directors was comprised of 50% of independent directors.

Notwithstanding the fact that we qualify for the “controlled company” exemption, we maintain a corporate governance committee and a compensation committee comprised solely of independent directors.

For transactions, relationships or arrangements that were considered by the Board of Directors in determining whether each director was independent, please see “Related Party Transactions” in this Circular below.

Director Compensation

During fiscal 2013, each director who was not an employee of the Company received an annual fee of $25,000 for serving on the Company’s Board of Directors and $1,500 for each Board meeting attended in person. The chairperson of each of the audit committee, compensation committee and corporate governance committee received an additional annual fee of approximately $10,000, $8,000 and $5,000, respectively. Since October 2012, the members of each of the audit committee, compensation committee and corporate governance committee received an additional annual fee of $5,000, $4,000 and $2,500, respectively and the independent member of the executive committee received an additional annual fee of $4,000. The chairperson of any special independent committee of directors that may be established from time to time is entitled to receive $10,000 for his or her service and the other members of the committee are each entitled to receive $5,000 for their service on such committee. Each director who is not an employee is entitled to receive a grant of 5,000 stock appreciation rights on April 1 of each year, an increase from 1,000 stock appreciation rights previously granted prior to September 2012. In April 2012 and September 2012, 1,000 and 4,000 respectively stock appreciation rights were granted to each non-employee director. In April 2013, 5,000 stock appreciation rights were granted to each non-employee director. All directors were reimbursed for reasonable travel expenses incurred in connection with the performance of their duties as directors.

Meeting Participation and Board Communication

During fiscal year 2013, the Company’s Board of Directors held a total of five board meetings and eighteen committee meetings. During such period, eight out of the then ten directors attended 100% of the meetings of the Board of Directors, and two directors attended 80% and 60%, respectively, of the board meetings.

The Company has a formal policy regarding director attendance at its meetings. Directors are encouraged to attend the annual shareholders’ meeting, all meetings of the Board of Directors and all committee meetings of which they are a member. If necessary, directors can attend meetings via teleconference.

The Company also has a formal policy regarding communications with the Board of Directors. Shareholders may communicate with the Board of Directors by writing to the Company’s President and Chief Executive Officer by mail addressed to such person at 1240 Phillips Square, Montreal, Québec, Canada, H3B 3H4, by an email sent to such person at jcbedos@birksandmayors.com, or by fax sent to such person at (514) 397-2577. Shareholders should include their contact information in the communication. The President and Chief Executive Officer is responsible for ensuring that any such communication is delivered to the Board of Directors or to a specified director, as the case may be.

Committees of the Board of Directors

The Company’s Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the four main existing committees of the Board of Directors, as well as the reports of certain of those committees. The Board of Directors may from time to time also create special committees of the Board as needed.

Audit Committee. The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the United States Securities Exchange Act of 1934 (the “Exchange Act”). The audit committee operates under a written charter adopted by the Board of Directors. The audit committee reviews the scope and results of the annual audit of the Company’s consolidated financial statements conducted by its independent auditors, the scope of other services provided by its independent auditors, proposed changes in its financial accounting standards and principles, and its policies and procedures with respect to its internal accounting, auditing and financial controls. The audit committee also examines and considers other matters relating to the Company’s financial affairs and accounting methods, including selection and retention of its independent auditors. During fiscal year 2013, the audit committee held three meetings and all members of the audit committee attended these meetings during such period except for one member who attended 67% of the meetings. During fiscal year 2013, the audit committee was comprised of Louis L. Roquet (Chair), Emily Berlin and Guthrie J. Stewart, each of whom was financially literate and an independent (as defined by the NYSE MKT listing standards and SEC rules), non-employee director of the Company. The Company has determined that Louis L. Roquet is financially sophisticated and has waived the requirement for the present time under the audit committee’s charter that at least one member of the audit committee be designated as an “audit committee financial expert”, as this term is defined under SEC rules. Neither the SEC nor the NYSE MKT requires the Company to designate an “audit committee financial expert” and the Company has not determined that any of its current directors would qualify as such. A copy of the audit committee charter is available on the Company’s website at www.birksandmayors.com.

Audit Committee Report. The audit committee has reviewed and discussed the Company’s audited financial statements for fiscal year 2013 with management and with the independent auditors, including matters required to be discussed by the Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in rule 3200T, as amended.

The audit committee has reviewed the independent auditors’ fees for audit and non-audit services for fiscal year 2013. The aggregate fees billed by KPMG LLP for professional services rendered for the audit and interim review of the Company’s financial statements for fiscal year 2013 was Cdn$345,000 (US$339,700).

The audit committee has received the written disclosures and the letter from the independent auditors required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the audit committee concerning independence, and has discussed with the independent auditors their independence.

Based on its review of the audited consolidated financial statements and the various discussions noted above, the audit committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 20-F for fiscal year 2013, filed with the SEC on July 3, 2013 (the “Annual Report”).

The foregoing has been furnished by the audit committee, namely:

Louis L. Roquet (Chair)

Emily Berlin

Guthrie J. Stewart

Compensation Committee. The Company has a standing compensation committee. The compensation committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation committee is to recommend to the Board of Directors executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of the Company. The compensation committee also establishes criteria for goals and objectives for variable compensation, evaluates the performance of the Chief Executive Officer on an annual basis and provides recommendations to the Board of Directors regarding Chief Executive Officer and senior management succession plans. Certain decisions regarding compensation of certain executive officers are reviewed by the compensation committee. During fiscal year 2012, the compensation committee led the board initiative for leadership transition of the Chief Executive Officer. During fiscal year 2013, the compensation committee held eight meetings and all members of the compensation committee attended these meetings during that period except for one who attended 88% of the meetings. During fiscal year 2013, the compensation committee was comprised of Shirley A. Dawe (Chair), Guthrie J. Stewart and Elizabeth Eveillard. Each member of the compensation committee was an independent (as defined by the NYSE MKT listing standards), non-employee director of the Company. A copy of the compensation committee charter is available on the Company’s website at www.birksandmayors.com.

The compensation committee reviews whether both the compensation and benefits programs provided for the executive officers is generally competitive with similar organizations within the luxury jewelry and retail industry. In determining the compensation of certain of the Company’s executive officers, the committee takes into account all factors that it considers relevant, including business conditions in general and the Company’s performance during the year in light of such conditions, the market compensation for executives of similar background and experience, and the performance of the specific executive officer under consideration and the business area of the Company for which such executive officer is responsible. Regarding the Chief Executive Officer’s compensation, the compensation committee considers many of the same factors looked at for the other executive officers. Some of the key company performance measures are sales, gross profit, earnings before tax, cash flow, and other key strategic and financial objectives as outlined in the Company’s profit and strategic plans.

The committee believes that the cash bonus portion of the executive officers’ compensation, or the variable compensation component, should vary according to the executive officer’s level of responsibility, their capacity to add shareholder value and individual performance and be based upon the Company’s overall financial performance. The committee believes that this portion of the executive officer’s compensation is critical in order to ensure that such executive officer’s interests are aligned with the interests of the Company’s shareholders. The bonus targets for executive officers in the past ranged from 40% to 100% of their respective annual base salary based on the achievement of certain targets related to annual planned adjusted earnings before taxes. The Company had not made any bonus payments to executive officers under this variable compensation component since 2007 due to the Company not meeting the minimum required threshold; however for fiscal 2012, the Company paid bonuses based on the achievement of certain targets to executive officers in the range of 13% to 17% of their respective annual base salary, with the exception of the former Chief Executive Officer whose bonus payment represented approximately 124% of his fiscal 2012 annual base salary in accordance with his employment agreements.

Executive officers may, from time to time, be granted options to purchase the Company’s Class A voting shares or other equity or non-equity based incentive awards.

The compensation committee has the authority to obtain the advice and seek assistance from internal and external legal, accounting, compensation and other advisors.

Corporate Governance Committee. The Company has a standing corporate governance committee, which has also assumed the functions of a nominating committee, in accordance with SEC rules and NYSE MKT listing standards on nominating committees. The corporate governance committee is responsible for overseeing all aspects of the Company’s corporate governance policies. The corporate governance committee is also responsible for the oversight and review of all related party transactions and for nominating potential nominees to the Board of Directors. During fiscal year 2013, the corporate governance committee held four meetings and all members of the corporate governance committee attended these meetings during such period except for one who attended 50% of the meetings. The Company’s corporate governance committee is comprised of three directors and operates under a written charter adopted by the Board of Directors. The current members are Emily Berlin (Chair), Louis L. Roquet and Guthrie J. Stewart, each of whom is an independent (as defined by the NYSE MKT listing standards) non-employee director of the Company, currently constitute the corporate governance committee.

The Company’s policy with regard to the consideration of any director candidates recommended by a shareholder is that it will consider such candidates and evaluate such candidates by the same process as candidates identified by the corporate governance committee. The Company has adopted a policy requiring that a director nominee, whether such candidate was recommended by the corporate governance committee or a shareholder, should possess, at least, integrity and commitment to service on the board. In addition to those minimum qualifications, the corporate governance committee will consider the following qualities or skills, which the Board as a whole should possess: business judgment, financial literacy, public company experience, accounting and finance experience, industry knowledge, diversity and the ability to provide strategic insight and direction A detailed discussion of each of these attributes can be found in the corporate governance committee charter, which is available on the Company’s website at www.birksandmayors.com.

The corporate governance committee shall identify director nominee candidates from any appropriate source including shareholder recommendations. To submit a nominee to be considered by the committee and possibly placed on the proxy statement, a shareholder must submit the nominee’s resume and other contact information to the committee at the Company’s principal executive office, 1240 Phillips Square, Montreal, Québec, Canada, H3B 3H4, not less than 90 calendar days before the date the Company’s proxy statement is released to shareholders in connection with the previous year’s annual meeting.

Executive Committee. The Company has a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between Board of Directors’ meetings for certain corporate actions. The intent of the executive committee is to facilitate the Company’s efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in the Company’s operations, including but not limited to, monitoring the implementation of policies, strategies and programs. In addition, the executive committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the Board of Directors following the occurrence of the vacancy. During fiscal 2013, the executive committee had five members, consisting of: Dr. Lorenzo Rossi di Montelera (Chair), Jean-Christophe Bédos, Elizabeth Eveillard and Niccolò Rossi di Montelera and, until he passed away in April 2013, Mr. Gérald Berclaz. For fiscal year 2013, the executive committee held five meetings. All of the members of the executive committee attended these meetings during such period except for one member who attended 60% of the committee meetings.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2013, Shirley A. Dawe (Chair), Guthrie J. Stewart and Elizabeth Eveillard served as members of the Company’s compensation committee. None of the members of the compensation committee served as an officer or employee of the Company during fiscal year 2013 and there were no material transactions between the Company and any of the members of the compensation committee during fiscal year 2013.

During fiscal year 2013, none of the Company’s executive officers served as a member of the Board of Directors of any other entity that has one or more of its executive officers serving as a member of the Company’s compensation committee. During fiscal year 2013, none of the Company’s executive officers served as a member of the compensation committee, or any committee performing an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Company’s Board of Directors.

Indemnification of Directors and Officers and D&O Insurance

Under the Canada Business Corporations Act (the “CBCA”), a company may not, by contract, resolution or by-law, limit the liability of its directors for breaches of their fiduciary duties. However, a company may indemnify a director or officer, a former director or officer or a person who acts or acted at the company’s request as a director or officer of an entity of which the company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her because of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the company or the entity, if:

•	that person acted honestly and in good faith with a view to the best interests of the company; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his or her conduct was lawful.

The Company’s by-laws provide for indemnification of directors and officers to the fullest extent authorized by the CBCA. The CBCA expressly provides for advance payment of an indemnified person’s costs, charges and expenses in respect of a proceeding provided that the individual is obligated to repay such advances if the individual has not fulfilled the conditions summarized above.

The Company maintains directors’ and officers’ liability insurance covering liability, including defense costs, of its directors and officers and other employees (as defined in the policy), arising out of a wrongful act committed while performing their duties in such capacity, provided they acted honestly and in good faith with a view to the best interests of the Company. The current primary limit of insurance is $15 million for each loss and $15 million for each policy period and the current excess limit is $5 million for each policy period. Annual premiums of $105,000 and $15,750 were paid by the Company for the primary limit and excess limit respectively in its last completed financial year with respect to the period from April 1, 2013 to April 1, 2014. Claims payable to the Company are subject to a retention, for the primary limit, of $100,000 per occurrence applicable to indemnifiable loss only.

Executive Officers

In fiscal year 2013, the Company had ten executive officers, two of which left the Company and were executive officers for only part of the year. The aggregate compensation paid by the Company and its subsidiaries (including Mayors) to these executive officers in fiscal year 2013 was approximately $3,157,000 (annual salary).

Set out below are the biographies of the Company’s current eight executive officers:

Jean-Christophe Bédos, age 49, was our Chief Operating Officer from January 2012 to March 2012 and became our President and Chief Executive Officer on April 1, 2012 and a director on April 19, 2012. He has over 25 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweller Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewellery industry at Cartier in 1988.

Deborah Nicodemus, age 59, is the Company’s Executive Vice President & Chief Merchandising and Marketing Officer effective May 2, 2011. Prior to joining the Company, Ms. Nicodemus held the position of President, Merchandise Planning and Marketing at Berrnico, LLC and from 2004 to 2007, she was the Executive Vice President, Merchandise Planning, Procurement and Marketing of Whitehall Jewellers, Inc. From 2002 to 2004, she held the position of Vice President, Merchandising and Planning at The Donna Karan Company (a LVMH company) and from 1992 to 2001, she was with DFS Group Ltd. (a LVMH company), most recently as Vice President, Merchandise Planning, Procurement and Allocation.

Michael Rabinovitch, age 43, is the Company’s Executive Vice President & Chief Financial Officer and has been with the Company since August 1, 2005. Prior to joining the Company, Mr. Rabinovitch had been Vice President of Finance of Claire’s Stores, Inc. since 1999. Before joining Claire’s Stores, Inc., Mr. Rabinovitch was Vice President of Accounting & Corporate Controller at an equipment leasing company. Mr. Rabinovitch spent five years with Price Waterhouse LLP. Mr. Rabinovitch is a licensed CPA and a member of the American Institute of Certified Public Accountants.

Albert J. Rahm, II, age 59, is the Company’s Vice President, Retail Store Operations and has been with the Company since April 2007. Prior to joining the Company, Mr. Rahm was the President of C.D. Peacock, a jewelry retailer in Chicago from March 2006 until April 2007 and prior to that he was Vice President Retail Store Operations for Mayors since 1991 and for Birks since 2005 until March 2006. Prior to joining Mayors in 1991, Mr. Rahm owned and operated three retail jewelry stores for a fourteen-year period in Shreveport, Louisiana.

Hélène Messier, age 53, is the Company’s Vice President and Chief Talent Officer and has been with the Company since November 2000. Prior to joining Birks, she was Assistant General Manager of the Fédération des Producteurs de Lait du Québec (Québec’s Federation of Milk Producers), from November 1997 to November 2000. From 1982 to 1997, she held various management positions both in operations and human resources with Bell Canada.

Miranda Melfi, age 49, is the Company’s Vice President, Legal Affairs and Corporate Secretary and has been with the Company since April 2006. Prior to joining the Company, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

Marco Pasteris, age 52, is the Company’s Vice President, Business Development and has been with the Company since September 1993 in several capacities including Vice President, Finance and Treasurer. Prior to joining the Company, Mr. Marco Pasteris was the representative of the Fata S.p.A. of Pianezza, Italy in Sovitalprodmash, Volsk, Russia (a Fata S.p.A. Joint Venture) from 1991 to 1993. Before joining Sovitalprodmash, Mr. Marco Pasteris was Controller of International Operations at the Gruppo Finanziaro Tessile S.p.A., Torino, Italy, where he spent six years.

Milton Thacker. III, age 52, is the Company’s Vice President & Chief Information Officer and has been with the Company since 1994. From 1994 to 2004, Mr. Thacker held various information technology positions leading to his role as Vice President & Chief Information Officer starting in 2004. Prior to joining the Company, Mr. Thacker led the IT divisions at Tate Andale and Marlenn Corporation, manufacturers, and held various IT positions at The Kronheim Company, a wholesale distributor, and at New England Development, a shopping center developer.

Agreements with Respect to Termination of Employment or a Change of Control

The Company has employment agreements with its executive officers, certain of which contain provisions that would apply in the event of a termination of employment (whether as a result of resignation, retirement, a change of control, etc.) or a change in responsibilities following a change of control.

Jean-Christophe Bédos

On January 4, 2012, we entered into an employment agreement with Jean-Christophe Bédos, who became the President & Chief Executive Officer effective April 1, 2012, and prior to that was our Chief Operating Officer. The Agreement provides that if Mr. Bédos is terminated without “cause” or resigns for “good reason,” as these terms are defined in the agreement, Mr. Bédos will receive (i) any earned and accrued but unpaid base salary, (ii) up to twelve months of salary in lieu of further salary or severance payments, (iii) certain health benefits for up to twelve months, and (iv) his bonus through the date of termination. Mr. Bédos is prohibited from competing with us during his employment and for a period of twelve-months thereafter.

Deborah Nicodemus

Birks & Mayors entered into an employment agreement with Deborah Nicodemus, effective May 2, 2011. The agreement allows Birks & Mayors to terminate Ms. Nicodemus without cause. Ms. Nicodemus may terminate the agreement by giving Birks & Mayors at least ninety days written notice. If Birks & Mayors exercises its right to terminate Ms. Nicodemus’ employment without cause or if she resigns for good reason, she will be paid her salary and receive health and dental benefits through her termination date and for an additional six-month period, and will receive the pro rata share of the bonus to which she would have been entitled for the fiscal year. The agreement prohibits Ms. Nicodemus from competing with Birks & Mayors for a period of six months after the termination of the agreement.

Michael Rabinovitch

Mayors entered into an employment agreement with Michael Rabinovitch, effective August 1, 2005. Mayors may terminate the agreement at any time without cause. Mr. Rabinovitch may terminate the agreement by giving Mayors at least ninety days written notice. If Mayors exercises its right to terminate Mr. Rabinovitch’s employment without cause, he will be paid his salary and receive health and dental benefits through his termination date and for an additional six-month period, and will receive the pro rata share of the bonus to which he would have been entitled for the fiscal year. The agreement prohibits Mr. Rabinovitch from competing with Mayors for a period of six months after the termination of the agreement. On February 25, 2011, the Company granted Mr. Rabinovitch a retention bonus in the amount of $250,000, less any amount of incentive bonuses paid from April 1, 2011 to June 30, 2013, payable on June 30, 2013 following two full years of service, provided that Mr. Rabinovitch is continuously employed through March 31, 2013. Since Mr. Rabinovitch satisfied this condition, he received the retention bonus that was due.

Miranda Melfi

Birks & Mayors entered into an employment agreement with Miranda Melfi, effective April 3, 2006. The agreement allows Birks & Mayors to terminate Ms. Melfi’s employment without cause. Ms. Melfi may terminate the agreement by giving the Company at least thirty days written notice. If Birks & Mayors exercises its right to terminate Ms. Melfi’s employment without cause or if she resigns for good reason, she will be paid her salary through her termination date, will receive the pro rata share of the bonus to which she would have been entitled for that fiscal year, and will receive her salary and all other amounts to which she is entitled to under any compensation or benefit program for an additional period consisting of the greater of ninety days or such additional period that would be required in accordance with applicable law. The agreement prohibits Ms. Melfi from competing with Birks & Mayors for a period of time during which her salary is continued but for no more than six months from the termination date.

Milton Thacker III

Mayors entered into an employment agreement with Milton Thacker III, effective April 1, 2009. Mayors may terminate the agreement at any time without cause. Mr. Thacker may terminate the agreement by giving Mayors at least ninety days written notice. If Mayors exercises its right to terminate Mr. Thacker’s employment without cause or if he resigns for good reason, he will be paid his salary and receive health and dental benefits through his termination date and for an additional six-month period, and will receive the pro rata share of the bonus to which he would have been entitled for the fiscal year. The agreement prohibits Mr. Thacker from competing with Mayors for a period of six months after the termination of the agreement.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

Our compensation committee has adopted a compensation philosophy for our executive compensation program that contains the following primary goals:

•	Attract, retain and develop the best talented team of executives necessary to drive the achievement of the Company’s short-term and long-term goals that will contribute to its success;

•	Focus on pay-for-performance by linking a significant portion of executive pay to the achievement of short-term and long-term business objectives; and

•	Align the interests of executives and shareholders by delivering a component of executive pay through long-term incentives.

Role of Compensation Committee and Management in Executive Compensation Decisions

The compensation committee meets with the Chief Executive Officer at the beginning of the fiscal year to agree upon the Chief Executive Officer’s performance objectives and metrics for the fiscal year. At the end of the fiscal year, the committee leads the Board in an annual assessment of the Chief Executive Officer’s performance relative to the pre-determined goals. This information is used in the Chief Executive Officer’s compensation review.

For the other executive officers, the compensation committee receives a summary review of the performance evaluation and succession plans prepared by the Chief Executive Officer in April and subsequently in September the committee reviews the total compensation of each executive officer and considers the Chief Executive Officer’s compensation adjustment proposals relative to the comparable competitive benchmark and to their contribution to the Company.

Role of the Independent Compensation Consultant

The compensation committee has engaged Meridian Compensation Partners LLC as its independent compensation consultant to provide the Committee with support on determining elements of executive compensation including the recent design of a long-term cash incentive plan.

Elements of Compensation

The overall intent of the Company is to provide executives with the opportunity to receive total compensation that is competitive with the market in which the Company must compete for talent and to tie a portion of compensation to the achievement of corporate and individual objectives.

Our executive officer compensation consists of the following components:

Compensation Component	Objectives	Key Features
Base salary	Provide cash compensation that is not at risk so as to provide a stable source of income and financial security.	For undertaking their role and responsibility, designed to attract and retain key executives by being competitive; not the primary means of recognizing performance.

Performance-based annual cash incentive award	Motivate and reward its executive officers for the achievement of the Company’s annual financial objectives and the individual’s personal objectives.	Cash payments dependent on the degree of achievement of corporate financial objectives (75%) and individual objectives (25%), that are above a pre-set threshold of performance.

Long-term cash incentive (implemented during fiscal 2013; refer to page 18 for more details)	To motivate and reward achievement of sustainable earnings growth over the mid-term.	A cash LTIP account is credited with a % of EBT above a pre-defined growth hurdle each year. Each year, the LTIP account will either have an addition or a subtraction based on the EBT results. Each year, after year 3, the payout will be 1/3 of the remaining LTIP account balance subject to continued employment at time of payout and to payment not causing any default on the Company’s credit facilities.

Long-term equity incentive with time-vesting stock options	To reward the achievement of the Company’s longer term financial goals through the alignment of management interests with those of stockholders; used from time to time, typically to recognize prior performance or to attract or retain key talent.	Grant size will vary and depend on stock price. Typically have a ten-year life and vest over a 3-year period.

Benefits	Retain executives over the course of their careers.	A comprehensive program of benefits that includes medical, dental, disability and life insurance; contribution to a pension plan; car allowance.

Competitive Compensation Analysis

When appropriate, the compensation committee refers to compensation data from a range of public companies operating in the branded, luxury retail sector, primarily in the U.S. market. Because there are few public Canadian and U.S. companies of similar size in the luxury retail business, Towers Watson, compensation consultants, are retained to undertake the regression analysis in order to assist the committee in determining whether the Company’s compensation package for the Chief Executive Officer and executive officers is competitive with external compensation practices.

Summary Compensation Table

The following table sets forth all compensation paid by the Company (and, where applicable, aggregated with any amounts paid by any of the Company’s subsidiaries) to its Chief Executive Officer, Chief Financial Officer and its three other most highly compensated executive officers (the “named executive officers”) for fiscal year 2013*.

	Annual Compensation				Other Annual		Securities Underlying Options/SARs/ Warrants
Name and Principal Position	Salary		Bonus		Compensation		held at FY-End (#)
Jean-Christophe Bédos President and Chief Executive Officer and a Director	$700,000	♦	$141,250	(1)	$105,505	(2)♦	150,000	(3)
Deborah Nicodemus Executive Vice President, Chief Merchandising and Marketing Officer	$500,000	♦	$100,000	♦ **	$48,489	(2)♦	50,000	(4)
Michael Rabinovitch Executive Vice President and Chief Financial Officer	$370,449		$60,806	(5)**	$32,814	(2)	54,347	(6)
Marco Pasteris Vice President, Business Development	$237,500	♦	$41,134	♦ **	$41,830	(2)♦	75,280	(7)
Albert J. Rahm, II Vice President Retail Store Operations	$284,468		$42,141	**	$33,095	(2)	15,000	(8)

*	Mr. John Orrico is not included in the table above. He was our Senior Vice President and Chief Supply Chain Officer and left the Company on September 30, 2012. Upon his departure, he received three months of compensation, health and dental benefits, and an automobile allowance for a period of three months.
♦	These amounts have been translated from Canadian to US dollars using an exchange rate of 1:1.
**	These amounts were paid in fiscal year 2013 but were for bonuses earned in fiscal year 2012.

The Company has a policy in place whereby its directors and executive officers, including former directors, can buy merchandise at below retail price.

(1)	In accordance with Mr. Bédos’ employment agreement, Mr. Bédos is entitled to a guaranteed bonus of Cdn$282,500 for fiscal year 2013, of which Cdn$141,250 was paid in fiscal year 2012.
(2)	Includes amounts paid for a car allowance and retirement benefit contributions as well as group life and disability benefits. Mr. Rabinovitch and Mr. Rahm also receive non-taxable benefits including a contribution for medical, dental and vision insurance.
(3)	Comprised of an option to purchase 150,000 Class A voting shares.
(4)	Comprised of options to purchase 50,000 Class A voting shares.
(5)	On February 25, 2011, the Company granted Mr. Rabinovitch, as described on page 13, a retention bonus in the amount of $250,000, less any amount of incentive bonuses paid from April 1, 2011 to June 30, 2013. Therefore, in June 2013, the Company paid $189,309 to Mr. Rabinovitch.
(6)	Includes (A) 4,347 SARs, and (B) an option to purchase 50,000 Class A voting shares of the Company.
(7)	Includes (A) options to purchase 27,170 Class A voting shares and (B) warrants to purchase 48,110 Class A voting shares.
(8)	Comprised of an option to purchase 15,000 Class A voting shares.

Option/SAR Grants and Exercise of Options

There were no options, SARs or warrants granted to the Company’s named executive officers during fiscal year 2013, other than options to purchase an aggregate of 75,000 Class A voting shares granted to the following named executive officers of the Company, at an exercise price of $0.89 per share as follows: 25,000 to Ms. Nicodemus and Mr. Rabinovitch, 15,000 to Mr. Rahm, and 10,000 to Mr. Pasteris. The options are for a term of ten years each and vest over a three year period.

The following table sets forth details regarding the exercise of options by named executive officers during fiscal year 2013.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs/Warrants at FY-End (#) Exercisable/Unexercisable	Value of Unexercised Options/SARs/Warrants at FY-End ($) Exercisable/Unexercisable(1)
Jean-Christophe Bédos	—	—	50,000/100,000	0/0
Deborah Nicodemus	—	—	8,334/41,666	0/0
Michael Rabinovitch	—	—	21,013/33,334	0/0
Albert J. Rahm, II	—	—	0/15,000	0/0
Marco Pasteris	—	—	60,280/15,000	0/0

(1)	The value was calculated based on the market price on March 30, 2013.

Incentive Plans

Company’s Long-Term Incentive Plan

In 2006, the Board of Directors adopted the Company’s Long-Term Incentive Plan (the “LTIP”), and same was approved by the Company’s shareholders on September 8, 2006. Further to the LTIP, the Company’s directors and officers, as well as the Company’s employees and consultants (or the employees and consultants of any of the Company’s subsidiaries) may from time-to-time be granted various types of compensation awards. The LTIP provides for the grant of incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, as amended, and non-statutory options, stock appreciation rights, restricted stock awards, restricted stock units and performance unit or share awards, as such terms are defined in the LTIP. A total of 900,000 of the Company’s Class A voting shares are reserved for issuance under the LTIP. In no event can the Company issue Class A voting shares or awards requiring the Company to issue Class A voting shares under the LTIP, if such issuance, when combined with the Class A voting shares issuable under any of the Company’s other equity incentive award plans and all other Class A voting shares issuable under the LTIP would exceed 1,304,025 Class A voting shares, unless the issuance of such shares or awards in excess of this limit is approved by the shareholders. However, this limit does not restrict the Company’s ability to issue awards under the LTIP that are payable other than in shares, including cash-settlement stock appreciation rights. As of June 30, 2013, the only awards outstanding under the LTIP were 112,320 cash-based stock appreciation rights granted to members of the Company’s Board of Directors and stock options to purchase 460,000 shares of the Company’s Class A voting shares granted to eleven members of the Company’s senior management team.

Company’s Employee Stock Purchase Plan

In 2006, the Board of Directors adopted the Company’s Employee Stock Purchase Plan (the “ESPP”), which was approved by the Company’s shareholders on September 8, 2006. Pursuant to the ESPP, eligible employees, which do not include the Company’s executives, may from time to time be given the opportunity to purchase Class A voting shares from the Company at 85% of their fair market value through regular payroll deductions. A total of 100,000 of the Company’s Class A voting shares are reserved for issuance under the ESPP. As of May 31, 2011, 99,995 Class A voting shares had been issued under the ESPP and no additional shares will be issued under this plan.

Birks’ Employee Stock Option Plan

Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (the “Birks ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of its business. The Birks ESOP was amended as of June 20, 2000. Effective as of November 15, 2005, no further awards will be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of June 30, 2013, there were 6,674 Class A voting shares underlying options granted under the Birks ESOP.

Mayors’ Long-Term Incentive Plan

During the fiscal year ended March 27, 2004, Mayors adopted a Long-Term Incentive Plan (the “Mayors LTIP”) to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Mayors’ business. Effective as of November 15, 2005, no further awards will be granted under the Mayors LTIP. However, the Mayors LTIP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of June 30, 2013, there were 21,737 Class A voting shares underlying options granted under the Mayors LTIP following the amendments to the options described in “Stock Option Amendments” below.

Mayors’ 1991 Stock Option Plan

Mayors also adopted a stock option plan in 1991, in order to make option awards to key employees and directors. Effective as of November 15, 2005, no further awards will be granted under this plan. However, this plan will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of June 30, 2013, there were 9,071 Class A voting shares underlying options granted under this plan following the Offer to Amend (as described below).

CEO and Senior Executives Long-Term Cash Incentive Plans

During the year ended March 30, 2013, the Board of Directors approved the long-term cash incentive plans (“LTCIPs”) for the Chief Executive Officer and Senior Executive members. The intention of the LTCIPs is to reward the Chief Executive Officer and other members of senior management based on our performance over three-year cycles, the first of which began with the fiscal 2013 through fiscal 2015 period. The approval of a new three-year cycle is at the discretion of the Board of Directors on recommendation of the compensation committee. The payouts under the LTCIPs will be based on the Company’s earnings before tax (“EBT”) performance with the payout level earned during the three-year period either increasing or decreasing based on our EBT performance levels versus thresholds established in each of the three years of the three-year cycle and afterwards, if the LTCIPs are continued. The payout will be 1/3 of the LTCIPs value earned at the end of the first three year cycle and 1/3 of the LTCIPs value for every year thereafter, subject to the Chief Executive Officer and participating executives continued employment and subject to the payment not causing any default on the Company’s credit facilities. The LTCIPs payouts will continue to rise or fall based on the Company’s performance each year. The total LTCIPs pool is only created to compensate if EBT is above a certain growth rate and the payout is capped so that the total three-year costs of the programs combined does not exceed 10% of our total earnings before taxes for the three-year period.

Equity Incentive Plans

The following table provides information as of March 30, 2013 about Class A voting shares to be issued upon the exercise of options and rights under the Birks ESOP, the Mayors LTIP, the Mayors 1991 Stock Option Plan, the LTIP and the ESPP and through other agreements:

	(A)		(B)	(C)
Plan Category	Number of Securities to be issued upon Exercise of Outstanding Options, Warrants and Rights		Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity Compensation plans approved by shareholders	397,492		$1.17	900,000
Other equity compensation agreements	640,637	(1)(2)	$2.57	0

Total	1,038,129		$2.03	900,000

(1)	The Company has entered into separate agreements to issue stock options to certain directors, former directors and executive officers. The stock options were granted in 2004 and 2010 exercisable at a price of Cdn$7.73 and US$1.00 per share, respectively. These options expire over a period of ten years from the grant date, except in the case of the option granted to Mr. Andruskevich, the Company’s former Chief Executive Officer which expires on March 31, 2014.
(2)	Includes 382,693 warrants to purchase Class A voting shares, which warrants were originally issued by Mayors to Birks in connection with Birks’ acquisition of a controlling interest in Mayors in 2002 and were later granted by Birks to six current or former employees of Birks or its affiliates who were, or later became employees of or provided services to Mayors. Those individuals include Mr. Andruskevich (131,209 warrants) and Mr. Pasteris (48,110 warrants), and others. The rights to receive these warrants were contingent upon fulfillment of certain time based employment vesting requirements at Birks. Such warrants have an exercise price of $3.34 per share.

Related Party Transactions

Diamond Supply Agreement

On August 15, 2002, Birks entered into a Diamond Inventory Supply Agreement with Prime Investments S.A. and a series of conditional sale agreements with companies affiliated with Prime Investments S.A. pursuant to which Prime Investments S.A. or a related party is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal year 2013, Birks purchased approximately $0.3 million of diamonds and finished goods from Prime Investments S.A. and related parties. As of June 30, 2013, Prime Investments S.A. beneficially owned 21.6% of the Company’s outstanding Class A voting shares.

Management Consulting Agreement

In June 2011, the Company entered into a management consulting services agreement with Montrovest. Under the agreement, the Company pays Montrovest an annual retainer fee of €140,000 (equivalent to approximately $180,000) in exchange for services related to the raising of capital for international expansion projects and such other services relating to merchandising and/or marketing of the Company’s products as the Company may request. The agreement will remain in effect until June 8, 2012 and will be extended automatically for successive terms of one year unless either party gives a 60 days notice of its intention not to renew. The yearly renewal of the agreement is subject to the review and approval of the Company’s corporate governance committee and the Board of Directors. Mr. Berclaz, was one of the Company’s directors until his death in April 2013 and, was the Chairman of the Supervisory Board of Directors of Montrovest and Mr. Carlo Coda-Nunziante, the Company’s Vice President, Strategy was a Managing Director of Montrovest until June 30, 2012. In fiscal 2013, we paid approximately $180,000 under this agreement to Montrovest. In April 2013, the agreement was renewed for an additional one year period ending June 8, 2014. The Company’s Board of Directors approved the Company entering into the agreement and its renewal with Montrovest in accordance with the Company’s Code of Conduct relating to related party transactions.

Cash Advance Agreement

In February 2009 and May 2009, the Company received $2.0 million and $3.0 million, respectively, in the form of cash advances from its controlling shareholder, Montrovest to finance its working capital needs and for general corporate purposes. The cash advances bore interest at an annual rate of 16%, net of any withholding taxes representing an effective interest rate of approximately 17.8%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance would have been paid to Montrovest. In June 2011, the cash advance agreements were amended and restated reducing the annual interest rate to 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%, and removing the requirement to pay a 7% fee to Montrovest upon conversion into convertible debentures or Class A voting shares and eliminating the convertibility of the cash advance into a convertible debenture or Class A voting shares in the event of a private placement. In addition, the amended and restated cash advance agreements required a one-time payment of an amendment fee of $75,000. These cash advances and any interest thereon are subordinated to the indebtedness of the Company’s existing senior credit facilities and secured term loans and are repayable upon demand by Montrovest subject to the conditions provided in the Company’s senior credit facilities. In August 2012, the Company repaid $3.5 million of these cash advances from the proceeds of a rights offering.

Consulting Services Agreement

On June 30, 2009, the Company’s Board of Directors approved the Company entering into a consulting services agreement with Gestofi S.A. (“Gestofi”) in accordance with the Company’s Code of Conduct relating to related party transactions. Under the agreement, Gestofi undertook to assign Mr. Niccolò Rossi di Montelera as the employee of Gestofi responsible for providing the consulting services related to the development of the Company’s e-commerce, new product development, wholesale business and such other services reasonably requested by the Company’s Chief Executive Officer or Chairman (collectively, the “Consulting Services”). The Consulting Services are provided to the Company for a fee of approximately Cdn$13,700 per month less any applicable taxes plus out of pocket expenses. The initial one-year term of the agreement began on August 1, 2009. The agreement may be renewed for additional one year terms. The agreement was renewed in June 2011, April 2012 and April 2013 for additional one-year terms. Mr. Niccolò Rossi di Montelera is a member of the Company’s Board of Directors and is the son of Dr. Rossi di Montelera, the Company’s Chairman and a director of Gestofi.

Reimbursement Letter Agreement

In accordance with the Company’s Code of Conduct related to related party transactions, in April 2011, February 2012 and April 2013, the Company’s corporate governance committee and Board of Directors approved, for additional one-year periods, the reimbursement to Regaluxe Srl, of expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company’s Chairman, for the work performed on behalf of the Company, up to a yearly maximum of $250,000. During fiscal year 2013, the Company paid $241,000 to Regaluxe Srl under this agreement.

Distribution Agreement

In April 2011, our corporate governance committee and Board of Directors approved the Company’s entering in a Wholesale and Distribution Agreement with Regaluxe Srl. Under the agreement, Regaluxe Srl is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on June 1, 2011. Under this agreement, the Company pays Regaluxe Srl a net price for the Company’s products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe Srl less a discount factor of 3.5%. The agreement’s initial term was until May 30, 2012, and may be renewed by mutual agreement for additional one year terms. In February 2012 and April 2013, the agreement was renewed for an additional year each. During fiscal 2013, the Company paid approximately $3,000 to Regaluxe Srl under this agreement.

Review, Approval or Ratification of Transactions with Related Parties

The Company has adopted a Code for Ethics for Senior Financial Officers that requires the Chief Executive Officer, Chief Financial Officer, Treasurer and Controller to disclose any actual, apparent or potential material conflict of interest to the Company’s audit committee and corporate governance committee, who will review the transaction or relationship. The Company’s Code of Conduct provides that any employee must disclose conflict of interest situations, including entering into relationships on behalf of the Company with any person with whom the employee has an intimate relationship, to management and obtain written approval in advance. The Board of Directors may waive in writing the application of the Code of Conduct to directors and executive officers under exceptional circumstances, provided that a request by a director or executive officer is made in writing to the Board of Directors in advance of any activities requiring waiver. No waiver of the application of the Code of Conduct is required with respect to a single related party transaction that has a value of $25,000 or less, and which when combined with all other related party transactions under $25,000 do not exceed in the aggregate $100,000 during the Company’s fiscal year, but each such transaction must be reported to the corporate governance committee of the Board of Directors in advance and the corporate governance committee retains the authority to disapprove of any such related party transaction.

PROPOSAL 2:

APPOINTMENT AND REMUNERATION OF

THE COMPANY’S AUDITORS

The firm of KPMG LLP (“KPMG”) has served as the Company’s independent auditors since January 25, 2000. KPMG has been recommended for re-appointment as the Company’s auditors by its audit committee and will be nominated for re-appointment as its auditors to hold office until the next annual meeting of shareholders at such remuneration as may be fixed by its Board of Directors. A majority of the votes of the shareholders present or represented by proxy at the Meeting is required for the approval of such matter. Abstentions will be considered as shares present and entitled to vote on this matter and will be counted as votes cast at the Meeting but will not be counted as votes cast for or against this matter. Representatives of KPMG will be present at the Meeting and will have an opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

Independent Auditors. During fiscal year 2013 and fiscal year 2012, the Company retained its independent auditors, KPMG, to provide services in the following categories and amounts:

Audit Fees. The aggregate fees billed by KPMG for professional services rendered for the audit and interim review of the Company’s financial statements was Cdn$345,000 (US$339,700) in fiscal year 2013 and Cdn$405,000 (US$398,779) in fiscal year 2012.

Audit Related Fees. During fiscal year 2012, KPMG provided Cdn$50,000 (US$49,232) of audit related services in connection with the executed stock rights offering. During fiscal year 2013, KPMG did not provide audit related services.

Tax Fees. During fiscal year 2013 and fiscal year 2012, KPMG provided tax advisory services for a total amount of approximately Cdn$3,850 (US$3,791) and Cdn$34,700 (US$34,167), respectively.

All Other Fees. During fiscal year 2013 and fiscal 2012, KPMG did not provide other services.

Pre-Approval Policies and Procedures. The audit committee has established a pre-approval policy as described in Rule 2-01(c)(7)(i) of Regulation S-X. The audit committee approves in writing, in advance, any audit or non-audit services provided to the Company by the independent accountants that are not specifically disallowed by the Sarbanes-Oxley Act of 2002. None of the services described in the preceding three sections were approved by the audit committee pursuant to Rule 2-01(c)(7)(i)(C).

The Company’s Board of Directors recommends that all shareholders vote “FOR” the approval of the appointment of KPMG LLP as its independent auditors.

PROPOSAL 3:

APPROVAL OF THE

ARTICLES OF AMENDMENT

On June 27, 2013, the Board of Directors of the Company approved an amendment to its articles of incorporation to change the Company’s corporate name from Birks & Mayors Inc. to Birks Group Inc. (and its French translation Groupe Birks inc.), such change to take effect on October 1, 2013 after the approval of the shareholders.

In order to reinforce the “Birks” brand name and to align the corporate name to the new brand logo and image, the Company believes it is in its best interest to change its corporate name.

Under the Canada Business Corporations Act, a corporation’s Board of Directors may amend its articles of incorporation provided that any such amendment is approved at a shareholders’ meeting by the affirmative vote of a majority of the shareholders entitled to vote.

The Company’s Board of Directors recommends that all shareholders vote “FOR” the approval of the articles of amendment of the Company.

Other Matters

Shareholder Proposals for the 2014 Annual Meeting

Shareholder proposals intended to be included in the Company’s 2014 Circular and presented at the Company’s 2014 Annual Meeting of Shareholders must be submitted to our principal executive office for inclusion in our proxy materials prior to May 14, 2014.

Additional Information

The Company files or furnishes with or to the SEC annual reports on Form 20-F, reports on Form 6-K and annual proxy circular and amendments to such filings. You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. For more information on the operation of the SEC’s Public Reference Room, you may call the SEC at 1-800-SEC-0330. The Company’s SEC filings are available to the public on the SEC’s website at http://www.sec.gov. These reports are also available free of charge from the Company’s website at http://www.birksandmayors.com as soon as reasonably practicable after the Company electronically files or furnishes such material with or to the SEC. The information on the Company’s website is not incorporated by reference into this Circular.

Except as otherwise set out under the heading “Related Party Transactions” commencing at page 19 of this Circular, the Company’s management is unaware of any material interest of any of its directors or officers, of any management nominee for election as a director or of any person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the voting rights attached to all of the Company’s shares, or any associate or affiliate of any such person, in any transaction since the beginning of its last completed fiscal year or in any proposed transactions that have materially affected or will materially affect the Company or any of its affiliates.

Approval of Directors

The contents and the sending of this Circular have been approved by the Company’s Board of Directors.

/s/ Miranda Melfi

Miranda Melfi

Vice President, Legal Affairs &

Corporate Secretary

Montreal, Québec – August 13, 2013

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Birks & Mayors Inc.

IMPORTANT ANNUAL AND SPECIAL MEETING INFORMATION

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MR A SAMPLE
DESIGNATION (IF ANY)
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Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. [X]

Annual and Special Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2 and 3.

1. Election of Directors:

	For	Withhold		For	Withhold		For	Withhold
01 - Dr. Lorenzo Rossi di Montelera	☐	☐	02 - Jean-Christophe Bédos	☐	☐	03 - Davide Barberis Canonico	☐	☐
04 - Emily Berlin	☐	☐	05 - Shirley A. Dawe	☐	☐	06 - Elizabeth M. Eveillard	☐	☐
07 - Louis L. Roquet	☐	☐	08 - Niccolò Rossi di Montelera	☐	☐	09 - Guthrie J. Stewart	☐	☐

	For	Against	Abstain
2. In respect of the appointment of KPMG LLP as auditors of the Company and authorizing the directors to fix their remuneration.	☐	☐	☐
3. In respect of the approval of the modifications to the Articles of Amendment.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign your name(s) EXACTLY as your name(s) appear(s) on this proxy. All joint holders must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please provide your FULL title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

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Proxy — BIRKS & MAYORS INC.

The Management of the Company Solicits this Proxy

The undersigned shareholder of BIRKS & MAYORS INC. (the "Company") hereby appoints Jean-Christophe Bédos or, failing whom, Michael Rabinovitch, or instead of the foregoing, ______________________________, as the proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the **Annual and Special Meeting of Shareholders of the Company (the "Meeting") to be held on September 12, 2013,** and at any adjournment thereof to the same extent and with the same power as if the undersigned were present in person thereat and with authority to vote and act in the said proxyholder's discretion with respect to amendments or variations to matters referred to in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. **This proxy is solicited by and on behalf of the Management of the Company.**

The said proxyholder is specifically directed to vote or withhold from voting the shares registered in the name of the undersigned as indicated on the reverse side.

Notes:

(1) This form of proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under the corporate seal or by an officer or attorney thereof duly authorized. Joint holders should each sign. Executors, administrators, trustees, etc., should so indicate when signing. If undated, this proxy is deemed to bear the date it was mailed to the shareholder.

(2) A shareholder may appoint as proxyholder a person (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his behalf at the Meeting by inserting the name of such other person in the space provided or by completing another proper form of proxy.

(3) The shares represented by this proxy will, on a show of hand or any ballot that may be called for, be voted or withheld from voting in accordance with the instructions given by the shareholder; in the absence of any contrary instructions, this proxy will be voted "FOR" the itemized matters.

■ **Please complete and return in the envelope provided.** +